Exhibit 99.1

NEWS RELEASE

NUVA Completes Product Acquisition Agreement

September 04, 2013 - Vancouver, British Columbia, Canada: Nuva Pharmaceuticals Inc. (the “Company” or “NUVA”) announces that the agreement to acquire FerroHeme (“FerroHeme”) and the concomitant global sales and marketing rights to the product, has been completed. The acquisition will be made from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, B.C. (an arm’s-length party) and will call for the payment of CDN$340,000 by the issuance of 3,400,000 Common Shares of NUVA at a deemed price of $0.10 per share. This transaction will not result in a change of control or in the creation of new insiders. The FerroHeme acquisition is subject to TSX Venture Exchange approval.

The Company appointed Tom Kennedy as Interim Chief Executive Officer.  Mr. Kennedy brings many years of public company experience to the Company.

The Company has further granted 1,400,000 options at $0.10 per option for a period of five years to directors and consultants of the Company.

On behalf of:

NUVA Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.